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09041367

OMMISSION
549

SEC Mail Processing Section

MAR 02 2009

Washington, DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66697

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FocalPoint Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11766 Wilshire Blvd., Suite 1270
(No. and Street)

Los Angeles, (City) CA (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nishen Radia 310-405-7000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles, (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/3/09

OATH OR AFFIRMATION

I, Nishen Radia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FocalPoint Securities, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California } ss.
County of Los Angeles

Subscribed and sworn to before me on Feb. 17, 2009 by Nishen Radia, proved to me on the basis of satisfactory evidence to be the person who appeared before me.

X [signature]
Signature

X Managing Director
Title

[signature]
Notary Public

JOE V. ANTONOV
COMM. #1761090
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. Aug 11, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2008

FOCALPOINT SECURITIES, LLC

11766 WILSHIRE BOULEVARD, SUITE 1270

LOS ANGELES, CA 90025

CONTENTS

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

REPORT OF INDEPENDENT AUDITOR

To the Members
Focalpoint Securities, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Focalpoint Securities, LLC, as of December 31, 2008 and related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Focalpoint Securities, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Focalpoint Securities, LLC as of December 31, 2008 and the results of its operations , changes in members' equity and cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Page 8 includes supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 25, 2009

FOCALPOINT SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Cash and cash equivalent		$ 327,613
Prepaid expenses		30,290
Furniture, fixtures and equipment, net of depreciation of $23,315		31,489
TOTAL ASSETS		$ 389,392

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued liabilities		$ 22,417
Accrued salaries and wages		9,278
California income tax payable		11,790
TOTAL LIABILITIES		43,485
MEMBERS' EQUITY		
Capital	$ 295,000	
Retained earnings	50,907	345,907
TOTAL LIABILITIES AND MEMBERS' EQUITY		$ 389,392

See Accompanying Notes to Financial Statements

FOCALPOINT SECURITIES, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

REVENUES		
Securities	$	3,525,581
Investment banking		445,000
Other income		40,755
TOTAL REVENUES		4,011,336
DIRECT COSTS		
Project related outside consultants		292,008
Project related success fees		85,000
TOTAL DIRECT COSTS		377,008
OPERATING EXPENSES - see page 9		1,746,438
INCOME BEFORE INCOME TAX PROVISION		1,887,890
INCOME TAX PROVISION		12,590
NET INCOME	$	1,875,300

See Accompanying Notes to Financial Statements

FOCALPOINT SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2008

	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2007	$ 195,000	$ (37,368)	$ 157,632
Capital Contribution	100,000		100,000
Net Income		1,875,300	1,875,300
Capital Distribution		(1,787,025)	(1,787,025)
Balance, December 31, 2008	$ 295,000	$ 50,907	$ 345,907

See Accompanying Notes to Financial Statements

FOCALPOINT SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:	
Net income	$ 1,875,300
Depreciation and amortization	11,303
Changes in operating assets and liabilities:	
Due from members	12,114
Prepaid expenses	(26,795)
Accounts payable and accrued liabilities	(52,669)
Accrued salaries and wages	(15,076)
Income taxes payable	4,990
Net cash from operating activities	1,809,167
Cash Flows from Investing Activities:	
Purchases of property and equipment	(6,716)
Cash Flows for Investing Activities	(6,716)
Cash Flows from Financing Activities:	
Capital contribution	100,000
Distribution of capital	(1,787,025)
Cash Flows for Financing Activities	(1,687,025)
Net increase in cash	115,426
Cash at beginning of year	212,187
Cash at end of year	$ 327,613

SUPPLEMENTAL INFORMATION

Interest paid	$ 0
Income taxes paid	$ 6,800

See Accompanying Notes to Financial Statements

FOCALPOINT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
ORGANIZATION AND NATURE OF BUSINESS.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The NASD and NYSE Member Regulation consolidated in 2007 to form the Financial Industry Regulatory Agency (FINRA). The Company is a California limited liability company with offices in Sherman Oaks, California.

The Company was organized in 2004 to conduct business in merging acquisitions beginning in April 2005.

Cash and Cash Equivalents
For financial statements purposes, the Company considers money market accounts as cash equivalents.

Income Taxes
The Company is treated as a partnership for federal income tax purposes. Consequently, Federal income taxes are not payable by or provided by the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the operating agreement of the Company.

The State of California requires limited liability companies to pay a minimum $800 tax plus a fee based on gross revenue. The accompanying financial statements include an $800 minimum tax plus a $6,000 fee.

NOTE 2 – COMMITMENTS

The Company subleases on a month to month basis. General overhead such as rent, utilities, telephone, etc. is paid by a related company.

NOTE 3 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain minimum net capital as defined under such provisions. See Page 8.

NOTE 4 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 5 – COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15C3-3.

A computation of reserve requirements in not applicable to Focalpoint Securities LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

NOTE 6 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

Information relating to possession or control requirements in not applicable to Focalpoint Securities, LLC as the Company is exempt under Rule 15c3-3 (k) (2) (i).

FOCALPOINT SECURITIES, LLC
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL				
Total ownership equity from statement of financial condition			$	345,907
Nonallowable assets				
Prepaid expenses	$	30,290		
Furniture, fixtures and equipment net of depreciation		31,489		(61,779)
NET CAPITAL			$	284,128
COMPUTATION OF NET CAPITAL REQUIREMENTS				
Minimum net aggregate indebtedness - 6-2/3% of net aggregate indebtedness			$	2,900
Minimum dollar net capital required			$	5,000
Net Capital required (greater of above amounts)			$	2,900
EXCESS CAPITAL			$	281,227
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)			$	279,779
COMPUTATION OF AGGREGATE INDEBTEDNESS				
Total liabilities			$	43,485
Percentage of aggregate indebtedness to net capital				15.30%

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	309,307
VARIANCE		
Accounts payable decrease		(13,389)
Income taxes payable		(11,790)
Rounding		0
NET CAPITAL PER AUDITED REPORT	$	284,128

See Accompanying Notes to Financial Statements

FOCALPOINT SECURITIES, LLC

SCHEDULE OF OPERATING EXPENSES

YEAR ENDED DECEMBER 31, 2008

OPERATING EXPENSES

Advertising and marketing	$	303,654
Broker dealer related fees		4,423
Computer expenses		35,521
Conferences and sponsorships		4,756
Contract labor		21,340
Contributions		750
Cost of reimbursable expenses		68,523
Depreciation		11,303
Dues and subscriptions		19,389
Employee benefits		2,930
Insurance		66,152
Legal and professional fees		80,773
Licenses and fees		19,466
Office expenses		57,576
Postage		4,367
Printing		7,077
Rent		139,408
Salaries, wages and related expenses		817,252
Telephone		48,403
Website design		18,000
All other expenses		15,376
Total Operating Expenses	$	1,746,438

See Accompanying Notes to Financial Statements

PART II

FOCALPOINT SECURITIES, LLC

STATEMENT OF INTERNAL CONTROL

DECEMBER 31, 2008

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net

REPORT OF INDEPENDENT ACCOUNT
ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC Rule 17a-5

To the Members
Focalpoint Securities, LLC
Los Angeles, California

In planning and performing my audit of the financial statements of Focalpoint Securities, LLC for the year ended December 31, 2008, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the company: (1) in making the quarterly securities examinations, counts, verifications, and Federal Reserve comparisons, and the recordation of differences required by Rule 17a-13;(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

To the Members
Focalpoint Securities, LLC
Los Angeles, California

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I consider to be material weaknesses as defined above. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2008 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the Commission's objectives.

This report is intended solely for the use of the Members, management, the Securities and Exchange Commission, FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 25, 2009